NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the following Securities:

AMR Corporation (the 'Company')
  Common Stock
  9% Debentures due 9/15/16
  Public Income Notes (PINES) due July 13, 2039

(collectively, the 'Securities') from listing and registration on the Exchange at the opening of business on January 30, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange.

NYSE Regulation has determined that the Company is no longer suitable for listing. This action results from the fact that the Company has now fallen below the New York Stock Exchange ('NYSE') continued listing minimum share price standard, as the average closing price of its common stock is less than $1.00 over a consecutive 30 trading day period. The Company has advised that it would not be possible to affirm its intent to cure this deficiency within the NYSE's prescribed timeframes.

In addition, NYSE Regulation noted the Company?s
November 29, 2011 announcement that it and certain of its U.S.-based subsidiaries (including American and American Eagle) had filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the U.S Bankruptcy Court for the Southern District of New York. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the Company?s common stockholders.

1. The Exchange's Listed Company Manual, Section
802.01C, states, in part, that the Exchange would consider delisting a security of either a domestic or non-U.S. issuer when: average closing price of a security is less than $1.00 over a consecutive
30 trading-day period.

2. The Exchange, on December 29, 2011, determined that the Securities should be suspended from trading before the opening of the trading session on January 5, 2012, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on December 29, 2011.

3. Pursuant to the above authorization, a press release was issued on December 29, 2011, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 29, 2011 and other various dates of the proposed suspension of trading in the Securities.
Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on January 5, 2012.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On
December 29, 2011, the Company stated in its Form 8-K that it does not oppose the suspension and delisting from trading on the NYSE of its securities.